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                                                                   EXHIBIT 99.37

[TRIZEC CANADA LOGO]                                                NEWS RELEASE

For Immediate Release

CONTACT:
Robert B. Wickham
Senior Vice President,
Chief Financial Officer
(416) 682-8600
(877) 239-7200

                TRIZEC CANADA REPORTS SECOND QUARTER 2004 RESULTS
                           All amounts in U.S. dollars

TORONTO, August 10, 2004 - Trizec Canada Inc. (TSX:TZC) today reported second quarter financial and operating results. The Company reported a net loss for the three months ended June 30, 2004 of US$15.4 million or US$0.26 per share, compared to net income of US$3.8 million or US$0.06 per share for the same period last year. Net income for the six months ended June 30, 2004 was US$15.3 million or US$0.26 per share compared to net income of US$63.6 million or US$1.06 per share for the same period last year.

      Trizec Canada's results for the second quarter and six months ended June 30, 2004 reflect its approximate 39% interest in Trizec Properties' net income. The decrease in net income for the six months ended June 30, 2004 over the same period last year is primarily attributable to a charge taken in the second quarter as a result of the disposition plan for non-core assets announced by Trizec Properties in July 2004. A net charge totaling US$54.9 million (US$138.9 million before non-controlling interests) has been included in the provision for losses on properties and in discontinued operations for the period.

      The Company continues to make progress on the monetization of its remaining assets in line with the Plan of Arrangement with the collection of a US$17 million receivable from Brandenburg Park during the second quarter. As a result, Trizec Canada held cash and marketable securities of US$167 million at June 30, 2004. Consistent with the objectives of the Plan of Arrangement, Trizec Canada paid the same quarterly dividend of US$0.20 per share to its shareholders in July 2004 as Trizec Properties paid per share on its common stock.

      Trizec Canada Inc. is a Canadian public company that trades on the Toronto Stock Exchange under the symbol TZC and is primarily engaged in the U.S. real estate business through its interest in Trizec Properties, Inc., a real estate investment trust (REIT), one of North America's largest owners of commercial office properties. Trizec Properties trades on the New York Stock Exchange under the symbol TRZ. Trizec Properties' second quarter results were issued on August 5, 2004, and may be

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accessed directly on its web site at www.trz.com. For more information, visit
Trizec Canada's web site at www.trizeccanada.com.

This Press Release contains forward-looking statements relating to Trizec Canada's business and financial outlook, which are based on its current expectations, estimates, forecasts and projections. These statements are not guarantees of future performance and involve risks, uncertainties, estimates and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from those expressed in these forward-looking statements. Readers, therefore, should not place undue reliance on any such forward-looking statements. Further, any forward-looking statement speaks only as of the date on which such statement is made and Trizec Canada undertakes no obligation to update any such statement to reflect new information, the occurrence of future events or circumstances or otherwise. A number of important factors could cause actual results to differ materially from those indicated by the forward-looking statements. Included among these factors are changes in general economic conditions, including changes in the economic conditions affecting industries in which Trizec Canada's principal tenants compete, its ability to timely lease or re-lease space at current or anticipated rents, its ability to achieve economies of scale over time, the demand for tenant services beyond those traditionally provided by landlords, changes in interest rates, changes in operating costs, changes in environmental laws and regulations and contamination events, the occurrence of uninsured or underinsured events, its ability to attract and retain high-quality personnel at a reasonable cost in a highly competitive labour environment, future demand for its debt and equity securities, its ability to refinance its debt on reasonable terms at maturity, its ability to complete current and future development projects on time and on schedule, the possibility that income tax treaties may be renegotiated, with a resulting increase in the withholding taxes, market conditions in existence at the time it sells assets, the possibility of change in law adverse to Trizec Canada, and joint venture and partnership risks. Such factors include those set forth in more detail in the Risk Factors section in the Trizec Canada Inc. Annual Information Form dated May 18, 2004.

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                              [TRIZEC CANADA LOGO]

The following information presents the financial position and results of operations of Trizec Canada on a basis that highlights the impact of the Plan of Arrangement and isolates the financial position and operating results of Trizec Properties under Canadian generally accepted accounting principles.

Trizec Properties prepares its consolidated financial statements in accordance with United States generally accepted accounting principles. With respect to Trizec Canada's accounting for Trizec Properties, the major difference between Canadian and United States GAAP is that Trizec Canada under Canadian GAAP uses the proportionate consolidation method of accounting for joint ventures rather than the cost, equity or full consolidation methods.

                           CONSOLIDATED BALANCE SHEETS
                     (in millions of United States dollars)

                                          JUNE 30, 2004                December 31,
                              -------------------------------------        2003
        (UNAUDITED)               TRIZEC       TRIZEC                  ------------
      (US $ MILLIONS)           PROPERTIES     CANADA       TOTAL          Total
---------------------------   -------------    -------    ---------    ------------
ASSETS
  Properties                  $     4,207.2          -      4,207.2       4,733.6
  Cash and cash equivalents           172.7       59.4        232.1         233.2
  Restricted cash                     203.7        9.8        213.5         115.1
  Marketable securities                   -       98.3         98.3             -
  Investments - other                     -      312.5        312.5         329.9
  Other assets                        349.3       17.6        366.9         416.1
  Future income taxes                     -       99.3         99.3          94.9
                              -------------      -----    ---------       -------
                              $     4,932.9      596.9      5,529.8       5,922.8
                              =============      =====    =========       =======
LIABILITIES
  Long-term debt              $     2,833.1          -      2,833.1       3,092.7
  Exchangeable debentures
     Carrying amount                      -      598.4        598.4         688.1
     Deferred amount                      -      292.5        292.5         202.8
  Accounts payable and                255.4       30.0        285.4         339.2
   accrued liabilities
                              -------------      -----    ---------       -------
                              $     3,088.5      920.9      4,009.4       4,322.8
                              =============      =====
NON-CONTROLLING INTERESTS                                   1,109.0       1,170.5
SHAREHOLDERS' EQUITY                                          411.4         429.5
                                                          ---------       -------
                                                          $ 5,529.8       5,922.8
                                                          =========       =======

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                              [TRIZEC CANADA LOGO]

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (in millions of United States dollars)

                              3 MONTHS ENDED JUNE 30, 2004   3 Months Ended June 30, 2003
         (UNAUDITED           ----------------------------  -----------------------------
 (US $ MILLION, EXCEPT PER      TRIZEC    TRIZEC              Trizec    Trizec
       SHARE AMOUNTS)         PROPERTIES  CANADA    TOTAL   Properties  Canada     Total
----------------------------  ----------  -------  -------  ----------  -------  --------
RENTAL OPERATIONS

  Rental revenue              $    209.5       -     209.5    214.8       7.2       222.0
  Operating expenses               (66.0)      -     (66.0)   (71.3)     (6.5)      (77.8)
  Property taxes                   (24.6)      -     (24.6)   (26.9)     (0.5)      (27.4)
                              ----------    ----   -------    -----      ----    --------
RENTAL INCOME                      118.9       -     118.9    116.6       0.2       116.8

  General and
    administrative expense          (9.0)   (1.9)    (10.9)    (8.7)     (1.6)      (10.3)
  Interest expense                 (42.6)      -     (42.6)   (45.4)     (0.6)      (46.0)
                              ----------    ----   -------    -----      ----    --------
REAL ESTATE OPERATING INCOME
 BEFORE THE FOLLOWING ITEMS         67.3    (1.9)     65.4     62.5      (2.0)       60.5

  Depreciation expense             (39.9)      -     (39.9)   (41.3)     (0.5)      (41.8)
  Exchangeable debentures
    interest expense                   -    (1.4)     (1.4)       -      (1.4)       (1.4)
  Interest income                    1.8     0.6       2.4      1.0       1.4         2.4
  Gain (loss) on sale of
    properties, net                (14.5)    1.1     (13.4)       -       1.8         1.8
  Provision for losses on          (64.3)      -     (64.3)   (13.9)        -       (13.9)
    properties
  Recovery on insurance              0.5       -       0.5      2.2         -         2.2
    claims
  Foreign exchange (losses)            -    (2.7)     (2.7)       -         -           -
  Gain (loss) on early
    retirement of debt, net         (6.3)      -      (6.3)     3.6         -         3.6
  Derivative gain                    0.6       -       0.6        -         -           -
  Other income                         -     0.5       0.5        -         -           -
                              ----------    ----   -------    -----      ----    --------
INCOME (LOSS) BEFORE TAXES
 AND NON-CONTROLLING               (54.8)   (3.8)    (58.6)    14.1      (0.7)       13.4
 INTERESTS

  Income and other corporate        (1.9)   38.0      36.1     (1.3)      3.4         2.1
    taxes
  Non-controlling interests         34.1       -      34.1    (11.9)        -       (11.9)
                              ----------    ----   -------    -----      ----    --------
INCOME (LOSS) FROM
 CONTINUING OPERATIONS             (22.6)   34.2      11.6      0.9       2.7         3.6
DISCONTINUED OPERATIONS            (30.0)    3.0     (27.0)     0.2         -         0.2
                              ----------    ----   -------    -----      ----    --------
NET INCOME (LOSS)             $    (52.6)   37.2     (15.4)     1.1       2.7         3.8
                              ==========    ====   =======    =====      ====    ========
INCOME (LOSS) PER SHARE
  Basic and Diluted
    Continuing operations                          $  0.19                       $   0.06
                                                   =======                       ========
    Discontinued operations                        $ (0.45)                      $      -
                                                   =======                       ========
    Net income (loss)                              $ (0.26)                      $   0.06
                                                   =======                       ========

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                              [TRIZEC CANADA LOGO]

                    CONSOLIDATED STATEMENTS OF INCOME (LOSS)
                     (in millions of United States dollars)

                              6 MONTHS ENDED JUNE 30, 2004   6 Months Ended June 30, 2003
         (UNAUDITED           ----------------------------   -----------------------------
 (US$ MILLIONS, EXCEPT PER      TRIZEC     TRIZEC              Trizec    Trizec
       SHARE AMOUNTS)         PROPERTIES   CANADA    TOTAL   Properties  Canada    Total
----------------------------  ----------  -------  --------  ----------  -------  --------
RENTAL OPERATIONS

  Rental revenue              $    421.2       -      421.2     439.9      16.8      456.7
  Operating expenses              (134.8)      -     (134.8)   (142.1)    (12.1)    (154.2)
  Property taxes                   (49.8)      -      (49.8)    (54.3)     (0.9)     (55.2)
                              ----------    ----   --------    ------     -----   --------
RENTAL INCOME                      236.6       -      236.6     243.5       3.8      247.3

  General and
   administrative expense          (13.3)   (3.8)     (17.1)    (18.9)     (3.2)     (22.1)
  Interest expense                 (86.2)   (0.5)      86.7)    (91.0)     (2.8)     (93.8)
                              ----------    ----   --------    ------     -----   --------
REAL ESTATE OPERATING INCOME
 BEFORE THE FOLLOWING ITEMS        137.1    (4.3)     132.8     133.6      (2.2)     131.4

  Depreciation expense             (81.4)      -      (81.4)    (82.5)     (0.9)     (83.4)
  Exchangeable debentures
    interest expense, net              -    (6.2)      (6.2)        -      (6.2)      (6.2)
  Interest income                    2.9     2.4        5.3       2.9       2.3        5.2
  Gain on sale of
    properties, net                  5.8     1.1        6.9      20.7      49.5       70.2
  Provision for losses on
    properties                     (64.3)      -      (64.3)    (13.9)        -      (13.9)
  Recovery on insurance
    claims                           0.7       -        0.7       7.5         -        7.5
  Foreign exchange gains             3.3     7.7       11.0         -       3.1        3.1
  Gain (loss) on early
    retirement of debt, net         (6.0)      -       (6.0)      6.1         -        6.1
  Derivative loss                   (1.5)      -       (1.5)        -         -          -
  Other income                         -     0.5        0.5         -         -          -
                              ----------    ----   --------    ------     -----   --------
INCOME (LOSS) BEFORE TAXES
 AND NON-CONTROLLING
 INTERESTS                          (3.4)    1.2       (2.2)     74.4      45.6      120.0

  Income and other corporate
    taxes                           (8.9)   37.5       28.6      (3.0)     (7.3)     (10.3)
  Non-controlling interests          1.9       -        1.9     (46.8)        -      (46.8)
                              ----------    ----   --------    ------     -----   --------
INCOME (LOSS) FROM
 CONTINUING OPERATIONS             (10.4)   38.7       28.3      24.6      38.3       62.9

DISCONTINUED OPERATIONS            (15.1)    2.1      (13.0)      0.8      (0.1)       0.7
                              ----------    ----   --------    ------     -----   --------
NET INCOME (LOSS)             $    (25.5)   40.8       15.3      25.4      38.2       63.6
                              ==========    ====   ========    ======     =====   ========
INCOME (LOSS) PER SHARE
  Basic and Diluted
    Continuing operations                          $   0.47                       $   1.05
                                                   ========                       ========
    Discontinued operations                        $  (0.21)                      $   0.01
                                                   ========                       ========
    Net income                                     $   0.26                       $   1.06
                                                   ========                       ========

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